December 21, 2006

Via Facsimile (202) 772-9369 and Edgar Correspondence

Mr. Mark Wojciechowski

Office of Corporate Finance

100 F Street, NE

Washington, D.C. 20549-7010

Dear Mr. Wojciechowski:

Set forth below is the response of Far East Energy Corporation (the “Company”) to the verbal comments received in a conference call on December 11, 2006 with the United States Securities and Exchange Commission (the “Commission”), regarding the Company’s 2005 Annual Report on Form 10-K, file number 000-32455.

1.	Exhibits 31.1 and 31.2 to the Company’s 2005 Annual Report on Form10-K

The certifications under Rule 13a-14(a)/15d-14(a), Certification by the Chief Executive Officer and Chief Financial Officer are required to follow the certification format presented in the rule exactly. The certifications included in the Company’s Form 10-K for the year ended December 31, 2005, Exhibits 31.1 and 31.2, include the officer’s title following their name in the first line of the certification, which is not included in the format presented in the rule. The Company acknowledges the Staff’s comment and will remove the respective officer’s title in the first line of the referenced certifications in its future periodic filings on Forms 10-Q and 10-K.

2.	Critical Accounting Policies on page 34 of the Company’s 2005 Annual Report on Form 10-K

The Company states “Coalbed methane wells require a period of time to dewater the wells prior to testing and determining whether proved reserves can be attributed to the well. If this period exceeds one year and precedes the approval of our overall development plan by the appropriate Chinese government authority, and we anticipate that it will for our initial wells in the Yunnan and Shanxi Provinces, we will be required to charge the costs of these wells to exploration expense.” The lack of approval of the overall development plan by the government alone does not require that the well costs be charged to exploration expense. All factors included in Financial Accounting Standard Board Statement

No. 19 “Financial Accounting and Reporting by Oil and Gas Producing Companies” paragraphs 31 and 32 should be considered. The Company acknowledges the Staff’s comment and will remove the reference to the single indicator—lack of governmental approval of the overall development plan—in future periodic filings and expand the discussion to include the indicators of whether adequate progress is being made on assessing the reserves to continue to capitalize the well costs beyond the one-year assessment period.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact our Controller, Nancy I. Williams, or me at (832) 598-0470 if you have any questions or require any further information regarding these matters.

Sincerely,

/s/ Bruce N. Huff
Bruce N. Huff
Chief Financial Officer

cc:	Amar Budarapu, Baker &McKenzie LLP
Cecil Jones, Payne Smith & Jones, PC
Michael R. McElwrath, Chief Executive Officer
Jennifer McNamee, Baker & McKenzie LLP